
WALK-IN COOLER
BAR
SEATING - 35
DINING
SEATING - 86
GARAGE DOOR
GARAGE DOOR
DOWN 19R
DOWN 9R
DOWN 10R
UP 12R+12R
101'-1¼"

FLOOR PLAN

SCALE - 1/4" = 1'-0"

BAR EQUIPMENT SCHEDULE

Item No	Qty	Equipment Category
B1	1	Ice Maker, Nugget Style
B2	1	Back Bar Cooler
B3	1	3 Bowl Underbar Sink W/Drainboards
B4	2	Underbar Glass Rack
B5	1	Glasswasher
B6	1	Underbar Handsink
B7	2	Waste Receptacles
B8	1	Underbar Beer Drainer
B9	1	Under Bar Glass Storage Shelving
B10	3	Under Bar Glass Storage Cabinet
B11	1	Filter System, Icemaker
B12	1	Bar Service Rail
B13	1	Bar Die Wall
B14	1	Bar Top

FURNITURE SCHEDULE

Item No	Qty	Equipment Category
F1	4	Single Booth 48"
F2	2	Double Booth 48"
F3	2	Single Deuce Booth 30"
F4	2	Single Booth 72"
F5	5	Double Booth 72"
F6	6	Dining Table W/Bases 30" X 48"
F7	1	Dining Table W/Bases 30" X 30"
F8	8	Dining Table W/Bases 30" X 72"
F9	6	Dining Table W/Bases 24" X 30"
F10	4	Stand-up Drinking Rail
F11	37	Barstool 35 & 2 Additional
F12	26	Dining Chair 24 & 2 Additional
F13	1	Custom Wall Banquet
F14	1	Custom Wall Bar

LIST OF EQUIPMENT

Item No	Qty	Equipment Category
1	1	Walk-In Cooler
1 A	1	Walk-In Cooler Evaporator Coil
1 B	1	Walk-In Cooler Condensing Unit
2	5	Rack, Pan
3	1 LOT	Walk-In Cooler Shelving, Wire
-	-	(4)21X60 (1)21X42 (1)18X30
4	1 LOT	Kitchen Shelving, Wire
-	-	(3)21X60 (2)21X48 (1)18X30
5	1	Sink, Scullery, 1 Compartment
6	3	Sink, Hand, Wall Mount
7	1	Freezer, Reach-In, 2 Door Upright
8	1	Table, Baker's, Flat 36X96
9	1	Shelf, Wall Mount 12X96
10	1	Rack, Dunnage
11	1	Mixer, Spiral
12	1	Custom S/S Sink Spacer Filler Unit
13	1	Table, Work
14	1	Range, Restaurant, Gas
15	1 LOT	Dishtable, 'L' Shape, 16 gauge
15A	-	Pre-Rinse Faucet, Backsplash Mount
15B	-	Prerinse Basket
16	1	Warewasher, Door Type, High Temp
17	1	Hood, Condensate
18	1	Custom Clean Dish Table W/3 Bowl Sink
19	1	Shelf, Wall Mount 12X72
20	1	Display Case, Refrigerated
21	1	Refrigerator, Sandwich/Salad Prep
22	1	Lettuce Crisper/Dispenser
23	1	Table, Work 36X60
24	1	Table, Work 36X72
25	1	Table, Work 36X48 W/Castors
26	1	Table, Work 30X48 W/Castors
27	3	Shelf, Wall Mount 12X48
28	1	Slicer, Food
29	1	Sink, Mop W/Faucet By Plumber
30	2	Oven, Stone Hearth, Gas-Fired
31	2	Custom S/S Work Table W/Under Shelf & Castors
32	1	Bagel Kettle
33	2	Refrigerator, Pizza Prep
34	3	Heat Lamp, Decorative W/8' Track
35	3	Custom Pick-Up Shelving/Storage Units By G.C.
36	1	Table, Enclosed Base, Beverage
37	1	Iced Tea Brewer
38	1	Coffee Maker, Automatic
39	1	Espresso Machine
40	1 LOT	Waste Receptacles
41	1	Rack, Pot & Pan, Double Bar Wall Mounted
42	1	Utility Cart
43	1	Shelf, Wall Mount For Rack Drying 16X60
44	1 LOT	Point Of Sale System
45	2	P.O.S. Service Shelf
46	1	Shelving, Wire Portable Drying Unit
47	1	Shelf, Wall Mount 12X36
48	1	Custom S/S Work Table W/Under Shelf
49	1	Custom Built-In S/S Table W/Under Shelf
50	3	Bin, Ingredient Carts
51	1	Exhaust Hood
51A	1	Exhaust Fan (Not Shown)
51B	1	Ansul Fire Suppression System
51C	1	Make-Up Air Unit
51D	1	Hood Control System Control Panel
51E	1 LOT	Duct Work (Not Shown) By G.C.
52	1 LOT	S/S Wall Panels
53	1	Custom S/S Work Table W/Splashes & Under Shelf
54	1 LOT	Soap & Towel Dispensers By Others
55	1	Waitress Service Stand
56	1	Office Chairs
57	1 LOT	Office Desk W/Wall Shelves
58	1 LOT	Office Computer System
59	1 LOT	Beer Equipment
60	13	Corner, Guard S/S
61	1	Sink, Mop Accessory, Utility Shelf W/Mop Holders
62	1	Ansul Pull Station
63	1	Grease Interceptors
64	2	Wall Mounted Baby Changing Station
65	4	Fire Extinguisher
66	1	Table, Work 36X48 W/Under Shelf
67	1	Warmer, Drawer Type Unit
68	1	Hot Food Well
69	1	Quick Disconnect Gas Connector Kit
70	1	Exhaust Hood, Condensate
70A	1	Exhaust Fan (Not Shown)
70B	1 LOT	Duct Work (Not Shown) By G.C.
71	1	Faucet, Pot Filler, Wall Mount
72	1	Oven, Cook/Hold, Smoke/Hold
73	1 LOT	Custom Double S/S Overshelves

RESTAURANT DESIGN
HMAK
DIVISION

• COMMERCIAL FOOD SERVICE EQUIPMENT • HMAK DESIGN • ENGINEERING • CONSTRUCTION
3 BETA DRIVE
PITTSBURGH, PA 15238
PHONE: (412)-826-8088
FAX (412)-826-1333

SEAL

THIS DOCUMENT IS THE PROPERTY OF H-MAK INCORPORATED. IT MUST NOT BE TRACED OR REPRODUCED IN ANY MANNER, NOR SHALL IT BE SUBMITTED TO OUTSIDE PARTIES FOR EXAMINATION WITHOUT OUR CONSENT. IT SHALL BE USED ONLY AS A MEANS OF REFERENCE TO WORK DESIGNED, FURNISHED, OR PROPOSED BY H-MAK INCORPORATED. VIOLATORS WILL BE PROSECUTED.

JOB NO. 1023
SCALE: 1/4"=1'-0"
DATE: 5-18-17
DWG. BY: D.MERVIS W.REUTHER

FLOOR PLAN AND LISTS OF EQUIPMENT FOR :

BREWS
4568 PENN AVENUE
PITTSBURGH, PA 15224

REVISIONS

6-13-17	W. REUTHER

SHEET 1 OF

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